INVEST IN **BENO, INC.**

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Pioneering the next generation of electric bicycles


BE
INNOVATIVE

beno.io New Castle DE

Hardware | Technology | Product | Crowdfunding | Automotive

OVERVIEW UPDATES WHAT PEOPLE SAY 40 ASK A QUESTION 6

Highlights

1. $5.5M+ in orders in just 9 months
2. $7M+ orders committed by distributors for Q1 / Q2 2022
3. Featured in Yahoo, Uncrate, Designboom, Gizmodo, and many, many more
4. 10 patents pending
5. Positioned at the forefront of innovation in the $40B e-bike market
6. Skyrocketing e-bike sales worldwide
7. Pipeline includes new product lines and aggressive global expansion

Our Team



Alec Lim CEO

5+ years previous experience in Keysight, a $5.5B revenue company.

E-bikes have stagnated in terms of design, technology, and features. We're here to change that.



Ivan Chew, Ph.D. CTO

2 patents, 4 publications, and 5+ years previous experience in OSRAM, a $4b revenue company



Andrew Ooi CFO

Co-founded 4 startups. 10+ years industry experience in Agilent, a $5b revenue company.

Why Beno?



Invest in an innovative company poised to disrupt
the fast-growing electric bicycle market

The e-bike market is one of tremendous opportunity and growth. E-bikes are emerging as an appealing transportation mode as they offer the convenience of a bicycle, paired with a sweat-free commute.



$38B
EBIKE MARKET
2020
$68B
EBIKE MARKET
2026

With bikes already outselling cars two-to-one, global trends are further pushing the adoption of e-bikes as a clean, alternative mode of transportation. The global e-bike market is expected to grow explosively over the next 5 years.



The NPD Group
$490M worth of e-bikes were sold in the US between January and October 2020, a 144% increase over the same period is 2019"
Deloitte
"The number of e-bikes in circulation worldwide should reach 300M by 2023"
Driven by
Government Incentives
Increasing Urbanization
Environmental Concerns
Success of Electric Cars

If just 15% of urban transportation miles were travelled by e-bikes, we could cut carbon emissions by 12%. The future of mobility is clearly electric.

Closer to home, the "E-BIKE" Act was introduced in the U.S. Senate in July 2021. The legislation aims to get more people out of cars, and onto e-bikes by offering tax credits worth up to 30% off.

Institutional investors know this, and are betting big on e-bikes.

The Future is Undeniably Electric



Rad Power Bikes raises $150 million to grow its electric bike empire

'We've got our sights set on something much bigger than an e-bike brand'

Lime unveils new e-bike as part of $50 million investment to add 25 cities

Kirsten Korosec

VanMoof raises $40m to further capitalize on worldwide e-bike boom

Electric-bike maker Cowboy raises $26 million

At Beno, our mission is to build desirable electric mobility solutions by combining beautiful aesthetics with innovative technology.



The Problem: E-bike Development is Static

Most e-bikes today look and feel the same, with little to differentiate their appearance from traditional bicycles. We believe that the bikes of the future have to look like the bikes of the future.


Reevo
Other E-bikes

Theft is also a major concern. The most common solution today is the good old bicycle chain and lock - but these are often bulky, heavy, require a "chainable" parking spot, and are often easy to tamper with.


2M+
Bikes are stolen
97.6%
Bikes stolen
28%
Year-over-Year


North America
Source: Bloomberg
recovered
Source: Bloomberg
bike complaints
Source: bicycling.com

E-bikes today are also lacking in many essential features that we take for granted in cars and motorcycles. For example, users are often required to purchase 3rd party accessories to enable basic functions - leading to a fragmented and inconvenient user experience.

It's time for the next generation of e-bikes.


Our Solution: Style, Safety & Security
for the Modern Urban Cyclist

Enter Reevo — the world's first hubless e-bike, unlike anything else on the market today. We designed Reevo to be a uniquely futuristic e-bike that's aesthetically captivating and fully integrated with cutting-edge technology for a truly next-level biking experience.



Our hubless wheel design is truly a feat of engineering that gives Reevo it's distinctive look. Sleek bodylines accentuate the bike's futuristic design - resulting in a stunning ride that is sure to turn heads and corners with ease.


Fingerprint Reader & Turn Signal Switch
Phone Holder
Handlebar Throttle
(US Only)
USB Charging Port
GPS Module
Detachable
Battery
Bag Storage Hooks
One Sided Fork
Hubless E-Drive
Ambient Light
Sensor
Intergrated Brake
& Signal Lights
Autonomous
LED Headlamps
Motion Sensor
Electronic
Wheel Lock
Invisible
Kickstand
Adaptive Pedal
Assist

Reevo also comes jam-packed with many innovative features that we've developed and patented.

A triple-barrier security system secures the bike with biometric access, electronic locking, and GPS tracking with theft detection.

Features such as integrated signal lights, LED headlamps, automatic night

detection, and a detachable battery further elevate the biking experience.

All this in a powerful package with an adaptive pedal assist system to make every ride a breeze.

10

PATENTS PENDING

More information about Reevo can be found on our Indiegogo campaign page.

But that's not all. We're also positioning Reevo competitively to disrupt the premium e-bike market.



Features	Reevo	Trek	Pedego	Stromer
Integrated anti-theft	✓	X	X	✓
Biometric access	✓	X	X	X
Electronic wheel lock	✓	X	X	X
Motion sensor	✓	X	X	X
GPS tracking	✓	X	X	✓
Autonomous headlamps	✓	X	X	X
Signal lights	✓	X	X	X
Removable battery	✓	✓	X	✓
Adaptive pedal assist	✓	✓	✓	✓
Ride dashboard	✓	✓	X	✓
Price	**$3,349**	**$3,599**	**$3,995**	**$9,999**

And that's only the beginning! Work has already started on expanding into new product lines by leveraging on our core technologies.

Strong Traction

The proof is in the demand: we've raised over $5.5M in pre-orders on **Indiegogo** within 9 months, and exceeded our funding goal by 200% in just 15 minutes.

$5.5M+

IN JUST 9 MONTHS

We've also been making big waves. With 2m+ campaign page visits and 8m+ engagements on social media, we've built a strong brand presence as an innovator in the e-bike space, which we'll be leveraging for future products.

10M+

ORGANIC ENGAGEMENTS

And the media attention certainly doesn't hurt.


We've caught the world's attention
yahoo! news
GIZMODO
BUSINESS INSIDER
NEW ATLAS
designboom
uncrate
"No spokes, no transparent center, no gimmicks, just pure engineering excellence and is built around a strong, lightweight core that's finished in sleek matte black.
InceptiveMind
"It's a masterpiece of a machine from the brilliant minds of Beno Technologies.
THE SPORTSMAN

We are also building a strong network of regional distributors to scale quickly and effectively.

200+

DISTRIBUTOR ENQUIRIES


Distributor Expansion
Phase 1
Phase 2


Phase 3

So far, over 3,000 bikes ($7M+) in orders have been committed by our distributors for Q1 / Q2 2022.


$7M+
COMMITTED ORDERS IN
Q1/Q2 2022

At the incredible rate we've been growing, our projected first-year revenue is $7.3M, growing to $30M within 2 years.


Revenue Projections ($M)
400
300
200
100
0
$7.31
$29.73
$74.93
$133.52
$202.44
$300.06
$392.22
2021
2022
2023
2024
2025
2026
2027

**Forward looking projections cannot be guaranteed.*


We've got BIG plans

Our goal is to grow - fast. With delivery starting soon, our attention will be focused on growth and expansion.



Over the next two years, we'll launch new product ranges, solidify existing plans

Over the next two years, we'll launch new product ranges, solidify existing plans with worldwide brick-and-mortar distributors, and address additional e-bike market segments.

Besides that, we also plan on adding recurring revenue through the launch of a battery subscription service for our range of electric vehicles.


Product Roadmap
2021
Reevo
2022
Reevo SE
2023
Reevo X
2024
Reevo v2
Battery Subscription Service
Motorbike v1
Motorbike v2
Product names are subject to change

We will also expand our R&D team to venture into the rapidly growing electric motorcycle market by leveraging our patented core technologies.


$41B
E-MOTORCYCLE MARKET
2028
24%
BATTERY SWAP MARKET
9 YEAR CAGR

By investing now, you secure your stake in Beno ahead of these market-changing developments - while helping us to expand fast towards global niche domination.


How will your investment be used?

Funds raised will be used to solidify our position as the dominant manufacturer in this niche, expand our global footprint, and invest in R&D.


R&D, IP, New Product Lines
40%
Manufacturing Expansion
20%
Operations
10%
Marketing and Growth
30%
$0M
$0.5M
$1M
$1.5M
$2M

Grow With Us

We're crafting the most innovative, technologically advanced, secure and unique e-bikes in the world. We've proven demand, and we know this is an incredible investment opportunity.

We also know we're the right team for the job, but we need you along for the ride to make it a reality.

We cannot guarantee a return on your investment, but we can guarantee you that we have a big dream, and a bigger plan to grow our company to an IPO and beyond.

Projected Valuation

in USD $ millions	Year 1	Year 2	Year 3
EBITDA	0.81	2.28	18.42
EBITDA multiple	50	50	50
Fair valuation	40.59	113.79	920.94
Funding round	Wefunder	TBC	TBC
Return on investment	-	280%	2269%

Forward - looking projections cannot be guaranteed.

This is your chance to get in on the ground floor with our first ever funding round.

Join us, invest in your future, and watch your investment grow as we do!

Earn **Perks** When You Invest

$500+ Beno T-Shirt + Personalized thank you letter + Your name on the Founder's Wall on our website (contact us to opt out)

$1,000+ Everything in $500 tier + Exclusive Beno Founder's Edition Paperweight

$5,000+ Everything in $1,000 tier + $150 in store credit when ordering a Reevo bike

$10,000+ Everything in $1,000 tier + $300 in store

credit when ordering a Reevo bike

$50,000+ Everything in $10,000 tier + 1x Reevo bike + VIP tour of our manufacturing facilities

$100,000+ Everything in $10,000 tier + 2x Reevo bikes + $300 (total $600) in store credit + VIP tour of our manufacturing facilities


invest in
beno


CAMPAIGN STRATEGY BY
ARORA PROJECT
ARORAPROJECT.CO

Downloads

Beno pitch deck Aug 2021 .pdf